[LETTERHEAD OF CLIFFORD CHANCE US LLP]

June 12, 2006

VIA EDGAR AND BY HAND

Karen J. Garnett
Jeffrey A. Shady
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Extra Space Storage Inc.
Registration Statement on Form S-3
Registration No. 333-133407
Filed on April 19, 2006

Dear Ms. Garnett and Mr. Shady:

        On behalf of our client, Extra Space Storage Inc. (the "Company"), a Maryland corporation, set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff"), received by letter dated April 24, 2006 with respect to the Registration Statement (the "Registration Statement") on Form S-3 (Registration No. 333-133407) filed by the Company on April 19, 2006.

        We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

General

1.
Please revise to remove the undertakings required by Rule 430A of Regulation C. Further, include Item 512(a)(5) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

        In response to the Staff's comment, we have revised the undertakings in Part II of Amendment No. 1.

* * *

        In regards to the Registration Statement, we acknowledge the following on behalf of the Company:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Andrew Epstein

Andrew Epstein

Enclosures

cc:
Charles Allen
Steve Passey
Elizabeth McCarroll